OMB APPROVAL

                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                         SCHEDULE 13D


          Under the Securities Exchange Act of 1934
                       (Amendment No. 1)


                    THE WARNACO GROUP, INC.
                       (Name of Issuer)


         Class A Common Stock, par value $0.01 per share
                  (Title of Class of Securities)


                          934390105
                        (CUSIP number)

                         Glenn M. Feit, Esq.
                         Proskauer Rose LLP
                            1585 Broadway
                    New York, New York 10036-8299
                         (212) 969-3000
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         October 14, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.









                         SCHEDULE 13D
                    CUSIP No. 934390105

1    NAME OF REPORTING PERSONS
     New Rio, L.L.C.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     51-0364695

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [x]
                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

     NUMBER OF       7   SOLE VOTING POWER               None
     SHARES
     BENEFICIALLY    8   SHARED VOTING POWER        5,267,752(1)
     OWNED BY
     EACH            9   SOLE DISPOSITIVE POWER          None
     REPORTING
     PERSON         10   SHARED DISPOSITIVE POWER    5,267,752(1)
     WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,267,752(1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.43%(2)

14   TYPE OF REPORTING PERSON*
     00

(1) Represents the number of shares of Common Stock (as hereinafter defined) received by New Rio, L.L.C. upon the Exchange (as hereinafter defined) referred to in Items 3 and 4 below.

(2) Gives effect to the total number of outstanding shares of Common Stock, as of September 22, 1997, plus the number of shares of Common Stock to be issued in the Exchange and the Merger referred to in Items 3 and 4 below.


CUSIP No. 934390105

1    NAME OF REPORTING PERSONS
     Charterhouse Equity Partners II, L.P.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     13-3752442

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [x]
                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

     NUMBER OF       7   SOLE VOTING POWER          2,602,951(1)
     SHARES
     BENEFICIALLY    8   SHARED VOTING POWER                None
     OWNED BY
     EACH            9   SOLE DISPOSITIVE POWER      2,602,951(1)
     REPORTING
     PERSON         10   SHARED DISPOSITIVE POWER           None
     WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,602,951(1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.16%(2)

14   TYPE OF REPORTING PERSON*
     PN


(1) Based on the portion of shares of Common Stock allocable to Charterhouse Equity Partners II, L.P. in accordance with the
     Third Amended and Restated Limited Liability Company
     Agreement of New Rio, L.L.C., dated as of May 9, 1996, referred to in Item 6 below.

(2) Gives effect to the total number of outstanding shares of Common Stock as of September 22, 1997, plus the number of shares of Common Stock to be issued in the Exchange and the Merger referred to in Items 3 and 4 below.

CUSIP No. 934390105

1    NAME OF REPORTING PERSONS
     A.S. Enterprises, LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [x]
                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey

     NUMBER OF       7   SOLE VOTING POWER             98,147(1)
     SHARES
     BENEFICIALLY    8   SHARED VOTING POWER           None
     OWNED BY
     EACH            9   SOLE DISPOSITIVE POWER        98,147(1)
     REPORTING
     PERSON         10   SHARED DISPOSITIVE POWER      None
     WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     98,147(1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .16%(2)

14   TYPE OF REPORTING PERSON*
     00


(1) Based on the portion of shares of Common Stock allocable to A.S. Enterprises, LLC in accordance with the Third Amended and Restated Limited Liability Company Agreement of New Rio, L.L.C., dated as of May 9, 1996, referred to in Item 6 below.

(2) Gives effect to the total number of outstanding shares of Common Stock, as of September 22, 1997, plus the number of shares of Common Stock to be issued in the Exchange and the Merger referred to in Items 3 and 4 below.

CUSIP No. 934390105

1    NAME OF REPORTING PERSONS
     Arnold H. Simon
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [x]
                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

     NUMBER OF       7   SOLE VOTING POWER        2,529,083(1)
     SHARES
     BENEFICIALLY    8   SHARED VOTING POWER      194,400(2)
     OWNED BY
     EACH            9   SOLE DISPOSITIVE POWER   2,529,083(1)
     REPORTING
     PERSON         10   SHARED DISPOSITIVE POWER 194,400(2)
     WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,529,083(1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [x]

     See Item 5(a)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.05%(3)

14   TYPE OF REPORTING PERSON*
     IN


(1) Based on the portion of shares of Common Stock allocable to Arnold H. Simon and A.S. Enterprises, LLC in accordance with the Third Amended and Restated Limited Liability Company Agreement of New Rio, L.L.C., dated as of May 9, 1996, referred to in Item 6 below.

(2)  Represents shares of Common Stock owned by the Arnold Simon
     Family Foundation, as described in Item 5, following the Merger(as hereinafter defined). Mr. Simon disclaims beneficial ownership of the 194,400 shares of Common Stock owned by the Arnold Simon Family Foundation.

(3) Gives effect to the total number of outstanding shares of Common Stock as of September 22, 1997, plus the number of shares of Common Stock to be issued in the Exchange and the Merger referred to in Items 3 and 4 below.

CUSIP No. 934390105

1    NAME OF REPORTING PERSONS
     Covino Denim Partners
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [x]
                                                         (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

     NUMBER OF       7   SOLE VOTING POWER             73,021(1)
     SHARES
     BENEFICIALLY    8   SHARED VOTING POWER           None
     OWNED BY
     EACH            9   SOLE DISPOSITIVE POWER        73,021(1)
     REPORTING
     PERSON         10   SHARED DISPOSITIVE POWER      None
     WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     73,021(1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .12%(2)

14   TYPE OF REPORTING PERSON*
     PN


(1) Based on the portion of shares of Common Stock allocable to Covino Denim Partners in accordance with the Third Amended and Restated Limited Liability Company Agreement of New Rio, L.L.C., dated as of May 9, 1996, referred to in Item 6 below.

(2) Gives effect to the total number of outstanding shares of Common Stock as of September 22, 1997, plus the number of shares of Common Stock to be issued in the Exchange and the Merger referred to in Items 3 and 4 below.






















                         AMENDMENT NO. 1
                              to
                    Statement on Schedule 13D
                    Pursuant to Rule 13D-1
                         under the
               Securities Exchange Act of 1934, as Amended

Item 1.   Security and Issuer

     This amends and supplements the statement on Schedule 13D ("Schedule 13D") filed with the Commission jointly on behalf of New Rio, L.L.C. ("New Rio"), Charterhouse Equity Partners II, L.P.("CEP II"), A.S. Enterprises, LLC ("ASE"), Arnold H. Simon ("Mr. Simon") and Covino Denim Partners ("Covino") with respect to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of The Warnaco Group, Inc., a Delaware corporation ("Warnaco"). The address of the principal executive offices of Warnaco is 90 Park Avenue, New York, NY 10016. This statement is Amendment No. 1 to the Schedule 13D. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 2.   Identity and Background

     (a) This Schedule 13D is being filed jointly by New Rio, a Delaware limited liability company, CEP II, a Delaware limited partnership, ASE, a New Jersey limited liability company, Mr. Simon, a U.S. citizen, and Covino, a New York general partnership.

     (b)  The principal executive offices of New Rio is:
                    1385 Broadway
                    New York, NY  10018

          The principal executive offices of CEP II is:

                    535 Madison Avenue
                    New York, NY 10022

          The principal executive offices of ASE is:

                    1385 Broadway
                    New York, NY  10018

          The business address of Mr. Simon is:

                    1385 Broadway
                    New York, NY 10018

          The business address of Covino is:

                    10 Cottage Place
                    Suite 36
                    White Plains, NY  10601

     (c) New Rio was formed by CEP II and Mr. Simon to invest in Designer Holdings Ltd., a Delaware corporation ("Designer Holdings"), which develops, sources and markets designer sportswear collections under the Calvin Klein Jeans(R), CK/Calvin Klein Jeans(R), and CK/Calvin Klein Khakis(R) labels.

          CEP II is a Delaware limited partnership. The general partner of CEP II is CHUSA Equity Investors II, L.P., whose general partner is Charterhouse Equity II, Inc. ("Charterhouse Inc."), a wholly-owned subsidiary of Charterhouse Group International, Inc. ("Charterhouse"). Accordingly, the management of CEP II is ultimately controlled by Charterhouse. Charterhouse is a privately owned investment firm that initiates, structures and arranges financing for private equity investments. For certain information concerning the directors and executive officers of Charterhouse Inc. and Charterhouse, reference is made to Schedules I and II, respectively, to this Schedule 13D, which are incorporated herein by reference.

          ASE is a New Jersey limited liability company formed by Mr. Simon, Debra Simon and Apparel Ventures, Inc. ("Apparel"), a New Jersey corporation, to invest in New Rio. For certain information concerning the directors and executive officers of Apparel, reference is made to
          Schedule III to this Schedule 13D, which is incorporated herein by reference.

          Mr. Simon is the President and Chief Executive Officer of Designer Holdings. The address of Designer Holdings is 1385 Broadway, New York, NY 10018.

          Covino is a New York general partnership. The managing partner of Covino is Michael A. Covino ("Mr. Covino").
          Covino was established as a holding company.

     (d)  Not applicable.

     (e)  Not applicable.

     (f) New Rio is a Delaware limited liability company; CEP II is a Delaware limited partnership; ASE is a New Jersey limited liability company; Mr. Simon is a U.S. Citizen;
          and Covino is a New York general partnership.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 3.   Source and Amount of Funds or Other Consideration

     Pursuant to a Stock Exchange Agreement, dated as of September 25, 1997 (the "Exchange Agreement"), among Warnaco, New Rio and the members of New Rio (including CEP II, ASE and
Mr. Simon), as described in Item 4 below, New Rio exchanged (the "Exchange") all of its 16,258,494 shares of common stock, par value $.01 per share (the "DSH Stock"), of Designer Holdings (which excludes 600,000 shares of DSH Stock beneficially owned by the Simon Foundation, as defined below) for 5,267,752 shares of Common Stock (which excludes 194,400 shares of Common Stock beneficially owned by the Simon Foundation, as defined below, following the Merger).

Item 4 of the Schedule 13D is hereby amended as follows:

Item 4.   Purpose of Transaction

     In connection with the qualification of the Exchange and the Merger together as a tax-free reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended, New Rio and each of the members of New Rio have entered into that certain Continuity of Interest Agreement, dated as of September 25, 1997 (the "Continuity Agreement"), which provides among other things, that for a period of one year after the Merger, neither New Rio nor any member will dispose of (i) a number of shares of Common Stock that would reduce such member's ownership of Common Stock to a number of shares that is less than 20% of the number of shares of Common Stock to be received by New Rio in the Exchange and which are beneficially attributable to such member or (ii) more than 80% of such member's percentage interest in New Rio.

     The Continuity Agreement is included as Exhibit 5 and is incorporated herein by reference thereto. The description of the Continuity Agreement is qualified in its entirety by reference thereto.

Item 5 of the Schedule 13D is hereby amended as follows:

Item 5.   Interest in Securities of the Issuer

     (a) Upon consummation of the transactions contemplated by the Merger Agreement and the Exchange Agreement, New Rio will own 5,267,752 shares of Common Stock of Warnaco, which represents 8.43% of the outstanding Common Stock of Warnaco based upon (i) the number of shares of Common Stock received by New Rio upon the Exchange and (ii) the total number of outstanding shares of Common Stock as set forth in the Merger Agreement plus the number of shares of Common Stock issued in the Exchange referred to in Items 3 and 4 above. Of the 5,267,752 shares of Common Stock to be owned by New Rio, CEP II will beneficially own 2,602,951 shares of Common Stock of Warnaco, which represents 4.16% of the outstanding Common Stock of Warnaco; ASE will beneficially own 98,147 shares of Common Stock, which represents .16% of the outstanding Common Stock of Warnaco; Mr. Simon will beneficially own 2,529,083 shares of Common Stock (which includes 98,147 shares of Common Stock owned by ASE), which represents 4.05% of the outstanding Common Stock of Warnaco; and Covino will beneficially own 73,021 shares of Common Stock, which represents
 .12% of the outstanding Common Stock of Warnaco. With respect to Mr. Simon, the 2,529,083 shares of Common Stock does not include 194,400 shares of Common Stock to be owned following the Merger by the Arnold Simon Family Foundation (the "Simon Foundation"), a not-for-profit corporation. Mr. Simon, as one of three trustees of the Simon Foundation, shares voting and disposition rights with two other trustees. Mr. Simon disclaims beneficial ownership of the 194,400 shares to be owned by the Simon Foundation following the Merger. The foregoing number of shares of Common Stock allocable to CEP II, ASE, Mr. Simon and Covino are based on the allocation set forth in that certain Third Amended and Restated Limited Liability Company Agreement of New Rio, dated as of May 9, 1996, and referred to in Item 6 below.

     (b) As of the Exchange, New Rio has shared voting and disposition power over 5,267,752 shares of Common Stock. Except as otherwise provided in Item 4, CEP II has sole voting and disposition power over 2,602,951 shares of Common Stock acquired in the Exchange, ASE has sole voting and disposition power over 98,147 shares of Common Stock acquired in the Exchange, Mr. Simon has sole voting and disposition power over 2,529,083 shares of Common Stock acquired in the Exchange (which includes 98,147 shares of Common Stock owned by ASE) and Covino has sole voting and disposition power over 73,021 shares of Common Stock acquired in the Exchange.

Item 6 of the Schedule 13D is hereby amended as follows:

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     New Rio and Mr. Covino have entered into that certain Escrow Agreement, dated as of September 25, 1997 (the "Escrow Agreement"), pursuant to which, among other things, New Rio agreed to transfer to Mr. Covino, or his order, the number of shares of Common Stock received by New Rio in the Exchange that are beneficially attributable to Mr. Covino. Notwithstanding any such transfer, Mr. Covino is bound by the terms of the Exchange Agreement and the Continuity Agreement.

     The Escrow Agreement is included as Exhibit 6 and is incorporated herein by reference thereto. The description of the Escrow Agreement is qualified in its entirety by reference thereto.

Item 7 of the Schedule 13D is hereby amended as follows:

Item 7.   Material to Be Filed as Exhibits

     Exhibit 5 Continuity of Interest Agreement between New Rio and each of the members of New Rio, dated as of September 25, 1997.

     Exhibit 6 Escrow Agreement between New Rio and Covino, dated as of September 25, 1997.

                                                       Schedule I

               DIRECTORS AND EXECUTIVE OFFICERS OF
                    CHARTERHOUSE EQUITY II, INC.

     Set forth below is the name, office(s) held, business or residence address, and present principal occupation or employment of each director and executive officer of Charterhouse Equity II, Inc. The business address of each person listed below is 535 Madison Avenue, New York, New York 10022. Each person listed below is a citizen of the United States.

Name and Offices                   Present Principal
                                   Occupation or Employment

Merril M. Halpern                  Chairman and Chief Executive
Chairman, Chief Executive          Officer of Charterhouse Group
Officer and Director               International, Inc.
                                   ("Charterhouse") for more than
                                   the past five years.  Mr.
                                   Halpern is also a director of
                                   American Disposal Services,
                                   Inc., Designer Holdings Ltd.,
                                   Insignia Financial Group,
                                   Inc., and Microwave Power
                                   Devices, Inc.

A. Lawrence Fagan                  President and Chief Operating
President, Chief Operating         Officer of Charterhouse for
Officer and Director               more than the past five years.
                                   Mr. Fagan is also a director
                                   of American Disposal Services,
                                   Inc., Designer Holdings Ltd.,
                                   and Microwave Power Devices,
                                   Inc.

Richard T. Henshaw, III            Managing Director of
Senior Vice President              Charterhouse. Mr. Henshaw is
                                   also a director of American
                                   Disposal Services, Inc., and
                                   Cornell Corrections, Inc.

Patricia R. Merrick                Senior Vice President of
Senior Vice President              Charterhouse.

Thomas C. Dircks                   Managing Director of
Vice President                     Charterhouse.

Phyllis Haberman                   Senior Vice President of
Vice President                     Charterhouse.

Wai Wah Chin                       Senior Vice President of
Vice President                     Charterhouse.

Cheri E. Lieberman                 Vice President of Finance of
Vice President and Controller      Charterhouse.

Glenn M. Feit                      Partner, Proskauer Rose LLP.
Secretary

                                               Schedule II

               DIRECTORS AND EXECUTIVE OFFICERS OF
               CHARTERHOUSE GROUP INTERNATIONAL, INC.

     Set forth below is the name, office(s) held, business or residence address, and present principal occupation or employment of each director and executive officer of Charterhouse Group International, Inc. Unless otherwise indicated, the business address of each person listed below is 535 Madison Avenue, New York, New York 10022. Unless otherwise indicated, each person listed below is a citizen of the United States.

Name and Offices                   Position with Charterhouse/
                                   Present Principal Occupation
                                   or Employment

Merril M. Halpern                  See Schedule I

A. Lawrence Fagan                  See Schedule I

John F. Brown                      Deputy Managing Director of
Hobart House                       CIN Venture Managers Limited,
Grosvenor Place                    advisors to the British Coal
London SWIX 7AD                    Pension Funds, for more than
England                            the past five years.
(Citizen of the United Kingdom)

Peter Carnwath                     Managing Director of Electra
Electra Fleming, Inc.              Fleming Inc., an investment
70 East 55th Street                fund, and various other
New York, New York  10022          executive positions with its
(Citizen of the United Kingdom)    affiliates, for more than the
                                   past five years.

Cees de Bruin                      Chairman of the Indofin Group,
Indofin Group                      an international group of
Veerkade 7                         holding and management
Postbus 23341                      companies, for more than the
3001 KH Rotterdam,                 past five years.
The Netherlands
(Citizen of The Netherlands)


Sir G. Nigel Mobbs                 Chairman of the Board and
234 Bath Road                      Chief Executive Officer of
Slough                             Slough Estates plc, a United
Berkshire SL1 YEE                  Kingdom company engaged
England                            principally in real estate
(Citizen of the United Kingdom)    activities, for more than the
                                   past five years.

Alfred Schechter                   Mr. Schechter was most
                                   recently Chairman and Chief
                                   Executive Officer of Cryenco
                                   Sciences, Inc., a manufacturer
                                   of sophisticated leak-tight
                                   container systems, from 1991
                                   to 1997 and Charter-Crellin,
                                   Inc. from 1985 to 1989.  Prior
                                   to that time, Mr. Schechter
                                   was affiliated in various
                                   capacities with Charterhouse
                                   and several of its portfolio
                                   companies.

Coen N. Teulings                   Chairman of the Merifin Group,
Merifin B.V.                       a Netherlands investment
VeerKade 7                         banking company, for more
3016 DeRotterdam                   than the past five years.
The Netherlands
(Citizen of The Netherlands)

Robert L. Berner III               Managing Director of
                                   Charterhouse

Thomas C. Dircks                   See Schedule I

Richard T. Henshaw III             See Schedule I

David C. Stoller                   Managing Director of
                                   Charterhouse and Chairman and
                                   Director of American Disposal
                                   Services, Inc.  Mr. Stoller is
                                   also Of Counsel at the law
                                   firm of Millbank, Tweed,
                                   Hadley & McCloy.

Wai Wah Chin                       See Schedule I

Phyllis Haberman                   See Schedule I

Patricia R. Merrick                See Schedule I

Cheri E. Lieberman                 See Schedule I

Jay Gates                          Vice President of Charterhouse

Lori Livers                        Vice President of Charterhouse

Glenn M. Feit                      See Schedule I

                                          Schedule III

                    DIRECTORS AND EXECUTIVE OFFICERS OF
                         APPAREL VENTURES, INC.

     Set forth below is the name, offices(s) held, business or residence address, and present principal occupation or employment of each director and executive officer of Apparel Ventures, Inc. The business address of each person listed below is 1385 Broadway, New York, New York 10018. Each person listed below is a citizen of the United States.

Name and Offices                   Present Principal
                                   Occupation or Employment

Arnold H. Simon
President, Treasurer               President and Chief Executive
  and Sole Director                Officer of Designer Holdings,
                                   Ltd.

Debra Simon                        Executive Vice President of
Vice President                     Designer Holdings, Ltd.
   and Secretary


                                        Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 October 16, 1997        NEW RIO, L.L.C.

                         By:  /s/ Arnold H. Simon
                              Title: Member Manager

                         By:  CHARTERHOUSE EQUITY PARTNERS II, L.P.
                              A Member Manager
                         By:  CHUSA EQUITY INVESTORS II, L.P.

                         By:  CHARTERHOUSE EQUITY II, INC.

                         By:  /s/ A. Lawrence Fagan
                              Title: President

                         CHARTERHOUSE EQUITY PARTNERS II, L.P.

                         By:  CHUSA EQUITY INVESTORS II, L.P.
                              General Partner
                         By:  CHARTERHOUSE EQUITY II, INC.
                              General Partner

                         By:  /s/ A. Lawrence Fagan
                              Title: President

                         A.S. ENTERPRISES, LLC

                         By:  APPAREL VENTURES, INC.

                         By:  /s/ Arnold H. Simon
                              Title: President

                         By:  /s/ Arnold H. Simon
                              Title: Member Manager

                         /s/ Arnold H. Simon
                              Arnold H. Simon

                         COVINO DENIM PARTNERS

                         By:  /s/ Michael A. Covino
                              Title: Managing Partner